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                      U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR


                For Period Ended: February 28, 1997
                                  --------------------------
                [ ] Transition Report on Form 10-K
                [ ] Transition Report on Form 20-F
                [ ] Transition Report on Form 11-K
                [ ] Transition Report on Form 10-Q
                [ ] Transition Report on Form N-SAR
                For the Transition Period Ended:
                                                --------------------------------

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     Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name Of Registrant:        STEEL CITY PRODUCTS, INC.

Former Name If Applicable:

Address Of Principal Executive Office (Street And Number): 1001 SANTERRE DRIVE

City, State And Zip Code:       GRAND PRAIRIE, TEXAS 75050

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PART II - RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate):

[X]       (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]       (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why form 10-K, 11-K, 20F, 10-Q, or N-SAR or portion thereof could not be filed within the prescribed time period.


The Company's parent, Oakhurst Company, Inc. ("Oakhurst") is currently negotiating to dispose of certain loss making assets. Oakhurst is also negotiating with its secured lender to amend its debt agreements to permit the contemplated disposals, and to amend certain covenants which are expected to be adversely affected by the disposals. The Oakhurst and Steel City Products, Inc. ("SCPI") debt agreements are cross-collateralized and therefore approval of the amendments required by Oakhurst is necessary for SCPI to remain in compliance under its agreement. The Company expects that the necessary lender approvals will be obtained within the next two weeks.

These planned disposals will also adversely affect the valuation of SCPI's deferred tax asset.

More time is necessary to finalize the planned disposals and to determine their effects on the Company's results, and to obtain the amendments to the debt agreements.

The Company expects to file its Form 10-K within fifteen days following the due date.

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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Mr. Mark Auerbach                   972                660-4499
     --------------------------------    -------------    ---------------------
               (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                                       [X] Yes      [ ] No


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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes      [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                          STEEL CITY PRODUCTS, INC.
           ---------------------------------------------------------
                 (Name Of Registrant As Specified In Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 29, 1997                       By:  /s/ Mark Auerbach
     ------------------------------         -----------------------------------
                                            Name:  Mark Auerbach
                                            Title: Chief Financial Officer

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                           ATTACHMENT TO FORM 12b-25

PART IV (3):

The Company expects the earning statements in its subject report to reflect the following approximate results, PRIOR TO recording an adjustment in the current year fourth quarter to the valuation allowance of its deferred tax asset, in accordance with FAS109 (in thousands):


                                           Three Months       Three Months
                                               Ended             Ended
                                         February 28, 1997  February 29, 1996
                                         -----------------  -----------------
Sales                                         $ 3,730            $ 3,775
                                              =======            =======

Income (loss) before income taxes             $    27            $  (591)
Current income tax benefit                         --                 84
Deferred tax benefit                               --                 90
                                              -------            -------
Net income (loss)                             $    27            $  (317)
                                              =======            =======

Net loss attributable to
  common stockholders after
  preferred stock dividends                   $  (223)           $  (574)
                                              =======            =======

The comparative increase of $618,000 in income before income taxes primarily relates to normalized margins in the current year, combined with a recovery of bad debts of $75,000 in the current year fourth quarter, compared with a reserve of approximately $150,000 in the prior year period. Margins were unusually low in the prior year fourth quarter, largely due to the loss of two of SCPI's largest customers in the latter part of the prior year.

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
                                            Fiscal Year       Fiscal Year
                                               Ended             Ended
                                         February 28, 1997  February 29, 1996
                                         -----------------  -----------------
Sales                                         $ 18,031           $ 24,647
                                              ========           ========

Loss before income taxes                      $   (153)          $   (163)
Current income tax (expense) benefit                (9)               136
Deferred income tax expense                         --             (1,500)
                                              --------           --------
Net loss                                      $   (162)          $ (1,527)
                                              ========           ========

Net loss attributable to common stockholders
  after preferred stock dividends             $ (1,176)          $ (2,543)
                                              ========           ========

There was a significant comparative reduction in sales, but lower expenses and a lower provision for doubtful accounts mostly offset the negative impact of this.